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                                 EXHIBIT (8)(v)
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             TERMINATION NOTICE OF ADMINSTRATIVE SERVICES AGREEMENT
                   BY AND BETWEEN PFL LIFE INSURANCE COMPANY
                       AND VANTAGE COMPUTER SYSTEMS, INC.

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                    [PFL Life Insurance Company Letterhead]



May 4, 1995


Mr. Paul D. Carter, Jr.
Senior Vice President
Vantage Computer Systems, Inc.
301 W. 11th Street
Kansas City, MO  64105

Re:  Remote Service Agreement

Dear Paul:

     Our Remote Services Agreement with Vantage Computer Systems, Inc. provides that the remote services will be provided on a month to month basis and "...can be terminated with two weeks notice".

     Both our staffs have been working hard toward the successful relocation of our variable annuity inforce block from the DST Data Center in Kansas City to the AEGON USA Data Center in Cedar Rapids. Due to an unfortunate price problem from the Boston Company during parallel testing, a slight delay has now caused the target date to move to May 20, 1995.

     This letter will serve as the required termination notice. In the event of any unplanned delays, we do not anticipate slippage past the weekend of May 27th.

     For billing purposes, we assume our Vantage Remote Service Charges for May, 1995, will be calculated on a daily pro-rata basis up to the actual termination date the data center is moved.

     Even though the Remote Service Agreement will terminate in May, we fully expect Vantage's continued commitment to met it's legal obligation in completing the transfer of policy file records acceptable to PFL Life.

     We greatly appreciate your assistance in migrating our inforce block from full service, to remote service, to PFL Life in Cedar Rapids. It has been a learning experience for both parties, to say the least. The main goal of making the migration as invisible to the outside world (policyholders, marketing organizations, etc.) as possible has been successful, I believe.
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     If I can be of any further assistance or if any questions should arise, please let me know.

Sincerely,

/s/  Michael A. Wapp

Michael A. Wapp, CLU, ChFC, FLMI
Chief Administrative Officer
Financial Markets Division
PFL Life Insurance Company

cc:  Steve Geisinger, Vantage Project Director
     Steve Price, PFL Life
     JoAnn Herndon, PFL Life